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                                   EXHIBIT 11

                 STATEMENT RE COMPUTATION OF PER-SHARE EARNINGS
                                 (In Thousands)


                                            1998     1997      1996
                                           ------   ------    ------
Diluted Earnings Per Share:
Weighted average shares of
common stock outstanding:

Balance outstanding - beginning of year    8,864     8,826     7,682

Weighted average shares
issued during the year ................       39        29       633

Weighted average shares of
treasury stock acquired ...............      (84)       (9)      (77)

Incremental shares of common stock
outstanding giving effect to stock
options ...............................      135        --       405
                                          ------    ------    ------
Weighted balance - end of year ........    8,954     8,846     8,643
                                          ======    ======    ======
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